

August 31, 2010

John B. Crawford
Chief Executive Officer
On the Move Systems Corp.
7674 37th Street Circle East
Sarasota, FL 34243

> **Re: On the Move Systems Corp.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2010**
> **File No. 333-168530**

Dear Mr. Crawford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout so that the registration statement gives an accurate representation of your business at the time of effectiveness. Throughout the filing, you discuss the company's intentions or aspirations, but such disclosure does not provide investors with the company's actual status. For example, your discussions about your intent to establish relationships with dealerships, government agencies, or consumers and your plans to develop a website, attend trade shows, market your products, and establish facilities in multiple states should be preceded with a discussion of the status of the company in accomplishing these goals.

Calculation of Registration Fee, page 2

2. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common shares. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

3. Please advise as to why you have included footnote (3), as you appear to be offering a fixed number of securities for a fixed price. Alternatively, advise.

Prospectus Cover Page

4. Please revise to clarify that all funds invested in the company will be immediately available for use by the company, and that you have made no arrangements to place the proceeds of the offering in an escrow account. Similarly revise your "Our Offering" section on page 5.

5. Please also revise to clarify that there is no guarantee that all shares will be sold or that the total amount of offering proceeds will be raised. Similarly revise your "Our Offering" section on page 5.

6. We note your statement that the offering will end no later than six months from the offering date, which appears to conflict with your disclosure that the offering may only be extended for an additional 90 days after the initial 90 day offering period. Please reconcile here and elsewhere throughout your filing or advise.

Dealer Prospectus Delivery Obligations, page 4

7. Please move the dealer prospectus delivery obligations to the outside back cover. Refer to Item 502(b) of Regulation S-K.

Market for the common shares, page 6

8. Please state here, as you do elsewhere in your filing, that you plan to apply for your stock to be quoted on the OTCBB. As you do not have plans to apply to be listed on an exchange, please delete your reference to a "public listing" or being "granted listing." Also revise throughout your filing.

Business Summary, page 6

9. Please disclose in one of the first paragraphs of this section the following: (1) your auditors have issued a going concern opinion; (2) your revenues and net losses since inception and your current assets; (3) that you will need to raise $425,000, in addition to the proceeds of this offering, in order to implement your business plan; (4) that you have taken no concrete steps to implement your business plan, and (5) that you are a "shell company" as defined by Rule 405 of the Securities Act.

10. Please briefly discuss the "mobile electronic services" that you plan to provide.

11. Please delete reference here and throughout your filing to your warehouse and your suppliers, as it does not appear that you have either a warehouse or suppliers. Alternatively, advise.

Risk Factors, page 3

General

12. Please add a risk factor to discuss any impact the current state of the economy, including the difficulty in obtaining debt financing, may have on your ability start your business and raise the additional $425,000 you need to implement your business plan.

13. We note in several risk factors that you discuss needing additional capital, incurring operating expenses, and complying with SEC reporting requirements over the next twelve months. In each of these risk factors please quantify the amount of additional funds that you will need, the operating expenses that you anticipate incurring, and the amount that you estimate it will cost you to comply with the reporting requirements.

14. Please add a risk factor that the executive officer is currently not receiving any compensation and disclose what compensation he ultimately expects to receive. Specifically disclose that as the sole director and officer of the company, Mr. Crawford has the power to set his own compensation.

15. Please add a risk factor to discuss the substantial dilution that investors that may undergo as a result of your plans to obtain $425,000 in additional financing.

Because our Current Sole Chief Executive Officer, page 8

16. Please delete the term "extensive" here and throughout your filing when you refer to Mr. Crawford's business experience or advise.

Key Management Personnel May Leave the Company, page 9

17. Please describe the commercially reasonable efforts made to minimize the risks attendant with the departure of key personnel or revise to remove this statement.

Since Our Sole Officer and Director, page 11

18. Please revise to disclose Mr. Crawford's ownership if you sell 25%, 50% and 75% of the offered shares.

If We Cannot Secure Additional Capital, page 13

19. We note that here you state you will need total funding of approximately $425,000 to fully execute your plan, which conflicts with disclosure elsewhere in your filing that states you will need $425,000 in addition to the proceeds of this offering. Please reconcile or advise.

Because There Is No Public Trading Market, page 13

20. Please delete your reference to the "selling security holders" or advise.

Use of Proceeds, page 16

21. Please revise your table to include a line item for the costs you will incur to comply with your public company reporting requirements. Please also break-out the "Implementation of Business Plan" line item to allocate the exact amount of proceeds you will use for each element of your business plan and provide the basis for the amount of each allocation. Similarly break-out your "Administration Expenses" line item. Please also reconcile the expense items you plan to finance with your proceeds from this offering with the anticipated expenses identified in the table on page 26 of the Plan of Operations section.

22. Please revise here and in your "Plan of Operations" and "MD&A" sections to set forth, in detail, how your business plans will change if you raise 25%, 50%, 75%, or 100% of the offering proceeds.

Plan of Distribution, page 18

23. Please disclose in detail the means that your officer and director intends to use to offer the shares to the public. Discuss whether he will use written offering materials or will only conduct offerings verbally. Please keep in mind that as a shell company, you cannot avail yourself of the rules permitting use of free writing prospectuses.

Business Description, page 21

24. To the extent you discuss future business plans, please discuss the potential timeline for implementing each of your plans, the costs of each step of your plans, and the source of the funds. Please disclose that you will need $425,000 to implement your business plan and disclose that there is no guarantee you will be able to raise those additional funds. Similarly revise your "Plan of Operations" section.

25. Please revise to provide a more detailed description of your business plan. For example, disclose how you intend to generate revenue and when you anticipate generating revenues, the products and services you intend to offer and the pricing structure of these

products and services, how you intend to market your product and establish relationships with dealers and other customers, and the nature of your supply relationships.

26. Please remove all references here and throughout to future plans to expand throughout Florida, Georgia and the Carolinas given that you are at such an early stage of develop and such expansion remains highly speculative. Alternative, please provide detailed and quantifiable support for your expansion plans.

Sales and Marketing Strategy, page 22

27. We note that your first location is intended to be in Sarasota, Florida. We also note that you intend to work on-site at vehicle dealerships. Please advise as to whether your "first location" will be located at a vehicle dealership and briefly describe the characteristics of your current location.

28. Please remove your reference independent sales representatives, as you do not appear to have any, or advise.

29. Please provide the basis for your statement that 80% of your inventory will be next day shipments and 20% will be at your warehouse, as you do not currently have a relationship with any customers or suppliers, and you do not have a warehouse. Alternatively, delete.

Market, page 23

30. Please update this section with more recent data or delete. To the extent known, please also provide industry and market data that is more specific to your mobile electronic services and installation business. To the extent you do not have a more specific understanding of the industry in which you will compete, please include a risk factor to discuss your limited knowledge and experience in regards to the industry.

Employees and Employment Agreements, page 23

31. We note that Mr. Crawford has another business, Crawford Mobile Install Co. Please advise as to how Mr. Crawford will be able to spend 10-25 hours per week, or more time as may be required, if he also has another business. Please also discuss the relationship between you and Crawford Mobile Install Co. and whether you will be competitors. Discuss your plans for handling any conflicts between your business and Mr. Crawfords' other business interests.

32. Please disclose the role that the independent consultants will play in developing and executing your business plan. Please also disclose the estimated cost of hiring these consultants.

Management's Discussion and Analysis of Financial Condition, page 25

Overview, page 26

33. We note your statement that the proceeds from this offering will satisfy your cash requirements for up to 6 months. Please disclose your cash requirements for these six months and discuss how long your cash requirements will be met if 25%, 50%, 75%, or 100% of the shares are sold.

Plan of Operations, page 26

34. Please add a narrative discussion to your table to discuss, in detail, each of your anticipated expenses, including how you arrived at your estimated budget for each line item. Please also include a discussion of how you will fund each of the budget items with either 25%, 50%, 75% or 100% of the proceeds of your offering.

35. Please add a line item to disclose the costs of complying with your public company reporting requirements.

36. Please advise as to whether you have taken any steps to raise the additional $425,000 in funds that you will need. If you have not taken any steps, please state this.

37. We note that you intend to pursue capital through other sources, including your officer and director. Please advise as to whether he has entered into any agreement, either verbal or written, to give additional funds to the company.

Liquidity and Capital Resources, page 28

38. Please advise as to why you believe that you may be able to issue notes payable or debt instruments, as you have not included any evidence that you will be able to do so. Alternatively, delete.

Business Experience, page 31

39. We note your disclosure that Mr. Crawford was Sales and Installation Management of Circuit City Stores. Please revise to specify whether this was his title or job responsibility. Please also clarify whether he was responsible for the overall management of several locations or managed a particular aspect of these locations. Please specify the number of locations for which he was responsible.

Executive Compensation, page 33

40. Please disclose what you mean by "sufficient cash flow" and clarify, if true, that Mr. Crawford will not be paid out of the offering proceeds.

Director Independence, page 36

> 41. Please delete the statement that your securities "are quoted" on the OTCBB, as they are not.

Opinion of Counsel, Exhibit 5.1

> 42. Refer to the last sentence in the fourth paragraph. Please either delete this sentence or update your opinion to the date of effectiveness.

Subscription Agreement, Exhibit 99.1

> 43. Please include a brief description of the material terms of the subscription agreement in your prospectus. Specifically include that the subscriber has a two day cancellation right.

> 44. Refer to the "Payment" section. Please advise as to what you mean by the "Closing" and the "written notice to subscribers." Alternatively, delete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Mr. William L. MacDonald *via facsimile* (604) 681-4760